UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of: January 2010

Commission File Number:   1-8139

Zarlink Semiconductor Inc.
(Name of Registrant)

400 March Road
Ottawa, Ontario, Canada K2K 3H4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                      ☒                                          Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                  ☐                                           No                 ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On January 28, 2010, Zarlink Semiconductor Inc. issued a press release announcing its financial results for the three and nine month periods ended December 25, 2009. A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

Exhibit No.	Description

99.1	Press release dated January 28, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zarlink Semiconductor Inc.

Dated: January 28, 2010                                                                By: /s/ Andre Levasseur
            Andre Levasseur
                   Senior Vice President of Finance and
            Chief Financial Officer